FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated January 29, 2009	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: January 29, 2009

Exhibit 99.1

FOR IMMEDIATE RELEASE

CHINA DISTANCE EDUCATION HOLDINGS LIMITED ANNOUNCES

EXPECTED TRANSFER OF LISTING TO NYSE

BEIJING, China, January 29, 2009 — China Distance Education Holdings Limited (NYSE Arca: DL) (“CDEL,” or the “Company”), a leading provider of online education in China focusing on professional education, today announced that it is in the process of transferring the listing of its American Depositary Shares (the “ADSs”) from NYSE Arca, Inc. to the New York Stock Exchange (the “NYSE”). The Company has received a letter from the NYSE authorizing the listing of the ADSs, and anticipates that the trading of the ADSs on the NYSE will begin in the middle of February 2009 under its current symbol “DL”.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses.

Cautionary Note Regarding Forward-looking Statements

This announcement contains “forward-looking statements” relating to the listing of the ADSs on the NYSE. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. For example, due to certain NYSE listing requirements relating to the minimum trading price of the ADSs, the minimum number of round-lot holders of the ADSs, and certain other criteria, the Company’s anticipated listing of the ADSs on the NYSE may be delayed or even cancelled. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:

China Distance Education Holdings Limited	Investor Relations (HK):
Ping Wei, CFO	Ruby Yim, Managing Director
Tel: +86-10-8233-3101	Taylor Rafferty
Email: IR@cdeledu.com	Tel:+852 3196-3712
Email: cdel@taylor-rafferty.com

Investor Relations (US):	Media Contact:
Mahmoud Siddig, Director	John Dudzinsky, Director
Taylor Rafferty	Taylor Rafferty
Tel: +1 (212) 889-4350	Tel:+1 (212) 889-4350
Email: cdel@taylor-rafferty.com	Email: cdel@taylor-rafferty.com

5